June 8, 2010

TSX-V: EPZ

Pink Sheets: ESPZF

www.esperanzasilver.com

NEWS RELEASE

Corporate Update and Granting of Incentive Stock Options

Vancouver, B.C. – Esperanza Silver Corporation (“Esperanza” or the “Company”) (TSX.V: EPZ) is pleased to announce the appointment of Geoffrey Chater to the Board of Directors of the Company. Mr. Chater holds a B.Sc. Degree in Geology from Texas Christian University and has over 21 years of experience in the mining industry.  Mr. Chater is currently Vice-President of Corporate Development for Greystar Resources Ltd. (TSX: GSL) and is also the Principal of Namron Advisors, a corporate communications consultancy firm. From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd.

Esperanza also announces that pursuant to the Company’s Stock Option Plan, 1,200,000 incentive stock options exercisable at a price of $1.43 per share for a period of five years have been granted to certain officers, directors, employees and consultants of the Company.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis joint-venture project in Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico.  It is also actively investigating 8 other exploration interests in Peru and Mexico.

For further information, contact:

Esperanza Silver Corporation
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com

NEITHER THE TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY ORGANIZATION OF CANADA  ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.